Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2010 (dollars in thousands):

	Six months ended June 30, 2011		For the Years Ended December 31
			2010	2009		2008		2007		2006
Net income (loss) from continuing operations	$(8,417)		$110,590	$(440,141)		$(617,130)		$(435,991)		$74,704
Add back fixed charges:
Interest expense	45,695		95,658	260,803		489,710		700,460		63,410

Earnings before fixed charges and preferred share dividends	37,278		206,248	(179,338)		(127,420)		264,469		138,114
Fixed charges and preferred share dividends:
Interest expense	45,695		95,658	260,803		489,710		700,460		63,410
Preferred share dividends	6,828		13,641	13,641		13,641		11,817		10,079

Total fixed charges and preferred share dividends	$52,523		$109,299	$274,444		$503,351		$712,277		$73,489

Ratio of earnings to fixed charges	—	(1)	2.2x	—	(1)	—	(1)	—	(1)	2.2x
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	1.9x	—	(2)	—	(2)	—	(2)	1.9x

(1)	The dollar amount of the deficiency for the six months ended June 30, 2011 and for the years ended December 31, 2009, 2008 and 2007 is $8.4 million, $440.1 million, $617.1 million, and $436.0 million, respectively.
(2)	The dollar amount of the deficiency for the six months ended June 30, 2011 and for the years ended December 31, 2009, 2008 and 2007 is $15.2 million, $453.8 million, $630.8 million, and $447.8 million, respectively.